LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Averroes Software LLC

A Single Member-Managed Limited Liability Company

ARTICLE I

Company Formation

1.1. FORMATION. The Member hereby does form a Limited Liability Company ("Company") subject to the provisions of the Limited Liability Company Act as currently in effect as of this date. This Agreement became effective the date Articles of organization were filed with the Wyoming Secretary of State and is between the Company and its Member.

1.2. NAME. The name of the Company shall be: **Averroes Software LLC.**

1.3. REGISTERED AGENT. The name and location of the registered agent of the Company are reflected in its Certificate of Formation (Articles of Organization).

The registered agent may only be changed by an Act of Members.

1.4. TERM. The Company commenced existence on the date its Articles of organization were endorsed by the Wyoming Secretary of State and shall continue for a perpetual period unless,

(a) The Member votes for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Member; or

(c) Any other event causing dissolution of this Limited Liability Company under the laws of the State of Wyoming.

1.5. BUSINESS PURPOSE. The Company's purpose is to engage in any lawful activity for which an LLC may be organized.

1.6. PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Company shall be:

447 Broadway, 2nd Floor, 1178
New York, NY 10013

The principal place of business may be changed to a location the Member may select. The Member may also choose to store Company documents at any address the Member chooses.

1.7. MEMBER. The Member's name and place of residence are contained in Exhibit 1, "Certification of Member," attached to this Agreement.

1.8. MEMBERSHIP INTEREST AND PERCENTAGES. Ownership rights in the Company are reflected in the Membership Interests and Percentages stated in the Capital Account maintained in the Required Records.

The Company shall not issue Membership certificates but shall provide a statement setting forth the Membership Interest Percentage owned and any effective transfers at the request of the Member.

1.9. ADMISSION OF ADDITIONAL MEMBERS. Except as otherwise expressly provided in the Agreement, additional Members may be admitted to the Company through issuance by the Company of a new interest in the Company or a sale of current a percent of the current Member's interest.

1.10. POWERS. The Company has all powers granted under the laws of Wyoming.

1.11. MEMBER MEETINGS. The Member may, but need not, meet as a Member for whatever purpose specified.

ARTICLE II

Capital Contributions

2.1. INITIAL CONTRIBUTIONS. The Member initially shall contribute to the Company capital as described in Exhibit 2 "Capital contributions" attached to this Agreement. The total value of such property and cash is **1000 USD**

2.2. ADDITIONAL CONTRIBUTIONS. Except as provided in ARTICLE 6.2., the Member shall not be obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses, and Distributions

3.1. PROFITS/LOSSES. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Member in proportion to the Member's relative capital interest in the Company as set forth in Exhibit 2 as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2. DISTRIBUTIONS. The Member shall determine and distribute available funds annually or at more frequent intervals as the Member sees fit. Available funds, as referred to herein, available funds shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Member. Distributions in liquidation of the Company or in the liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

3.3. C CORPORATION ELECTION. The Member may elect to be treated as a C corporation at any time to keep the profits of the LLC at the company level and not be forced to distribute profits to the Member.

ARTICLE IV

Management

4.1. MANAGEMENT OF THE BUSINESS. The management of the business is invested in the Member. The Company shall be managed initially by its Member. The term Manager is singular in this Agreement; however, the term encompasses all Managers, irrespective of whether there is one or more. A Manager need not be a Member.

A Manager shall be entitled to compensation for services rendered as agreed between the Manager and Members. A Manager may be removed by an Act of the Members holding a majority Membership Interest Percentage.

A Manager may resign by providing written notice to the Member. The resignation takes effect 30 days after the date notice is delivered or a specified later date. In the event of the death or incapacity of a Manager, the remaining Manager or Managers, if any, shall continue serving.

The Manager has sole authority to manage the Company and is authorized to make any contracts, enter into any transactions and make and obtain any commitments on behalf of the Company to conduct or further the Company's business. If two or more Managers are serving, the signature of one Manager binds the Company; however, Managers shall act by majority consent.

Each Manager must discharge their or its responsibilities in good faith, with the care of an ordinarily prudent person in a like position and in a manner reasonably believed to be in the Company's best interests.

4.2. MEMBER. The liability of the Member shall be limited as provided pursuant to applicable law. The Member is in control, management, direction, and operation of the Company's affairs and shall have powers to bind the Company with any legally binding agreement, including setting up and operating an LLC Company Bank account.

4.3. POWERS OF THE MEMBER. The Member is authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2. as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of its management powers, the Member is authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements, and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4. NOMINEE. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Member may designate. The Member shall have the power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.5. COMPANY INFORMATION. Upon request, the Chief Executive Member/Managing Member/Manager shall supply any Member information regarding the Company or its activities. Each Member or their authorized representative shall have access to and may inspect and copy all books, records, and materials in the Chief Executive Member's possession regarding the Company or its activities.

4.6. EXCULPATION. Any act or omission of the Member, the effect of which may cause or result in loss or damage to the Company or the Member if done in good faith to promote the Company's best interests, shall not subject the Member to any liability to the Member.

4.7. INDEMNIFICATION. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Member acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "nolo contendere" or its equivalent shall not in itself create a presumption that the person did or did not act in good faith and in a manner which they reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was lawful.

4.8. RECORDS. The Company shall comply with the LLC Act. The Member shall cause the Company to keep at its principal place of business or other location the records and information required by the Wyoming Secretary of State, including, without limitation, the following:

(a) A copy of the Certificate of Formation (Articles of organization) and the Company Operating Agreement and all amendments;

(b) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(c) Copies of any financial statements of the limited liability company for the three most recent years;

(d) Name, address, phone number, and e-mail address of the Member or Member's authorized agent;

(e) Capital Account for each Member, including all capital contributions, Membership Interest Percentage, and transfers.

ARTICLE V

Compensation

5.1. MEMBER MANAGEMENT FEE. Any Member rendering services to the Company shall be entitled to compensation commensurate with the value of such services.

5.2. REIMBURSEMENT. The Company shall reimburse the Member for all direct out-of-pocket expenses incurred by the Member in managing the Company.

ARTICLE VI

Bookkeeping

6.1. BOOKS. The Member shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Member shall select. The company's accounting period shall be the calendar year.

6.2. MEMBER'S ACCOUNTS. The Member shall maintain separate capital and distribution accounts for each Member. The Member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) Any additional capital contribution made by them;

(b) Credit balances transferred from his distribution account to his capital account and decreased by:

(a) Distributions to them in reduction of Company capital;

(b) The Member's share of Company losses if charged to their capital account.

6.3. REPORTS. The Member shall close the books of account after the close of each calendar year and prepare a statement of such Member's distributive share of income and expense for income tax reporting purposes.

6.4. CONTENTS AND LOCATION OF REQUIRED RECORDS. The Company shall maintain its Required Records at its principal place of business.

ARTICLE VII

Transfers

7.1. ASSIGNMENT. According to the appropriate Court, should the Member have a creditor with a judgment that was issued an assignment of the Membership interest, the creditor shall only obtain an assignment of the Membership interest, not the actual transfer of Membership in the LLC. The new assignee does not have any rights of the Member or have the ability to be involved in the management of the LLC or the right to dissolve the LLC. The new assignee is only granted rights of the distributions of the Member's interests if the Member decides to distribute at all, not the rights of Membership. The assignee must release the Member's interests back to the Member upon payment of the judgment in accordance with the appropriate Court.

ARTICLE VIII

Dissolution

8.1. DISSOLUTION. The Member may dissolve the LLC at any time. The Member may NOT dissolve the LLC for a loss of Membership interests. Upon dissolution, the LLC must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Member's interests. The dissolution may only be ordered by the Member, not by the owner of the Member's interests.

ARTICLE IX

Miscellaneous

9.1. GOVERNING LAW. This Agreement, and any question, dispute, or other matter relating to or arising under this Agreement, shall be governed by the laws of Wyoming.

9.2. BINDING EFFECT. This Agreement binds the Member and all successors and assigns.

9.3. SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable:

a.   That provision shall be severed, and this Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had never been part;

b.   The remaining provisions of this Agreement shall remain in full force and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance; and

c.   In place of the illegal, invalid, or unenforceable provision, there shall be added to this Agreement a legal, valid, and enforceable provision as similar to the illegal, invalid or unenforceable provision as legally possible.

9.4. GENDER AND NUMBER. As used in this Agreement, the masculine, feminine and neuter gender and the singular or plural number shall be considered to include the others whenever the context indicates.

CERTIFICATE OF FORMATION

This Company Operating Agreement is entered into and shall become effective as of the Effective Date by and among the Company and the person executing this Agreement as Member. The Member's express intention is to create a limited liability company in accordance with applicable law, as currently written or subsequently amended or redrafted.

The undersigned hereby agrees, acknowledges and certifies that the above Operating Agreement has been accepted and approved by the Member, the agreement consisting of 8 pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3 (if any), the Operating Agreement of Averroes Software LLC, adopted by the Member as of November 21, 2022.

Member / Managing Member:

Sofiene SALEM
Member, 100%
Signature:



EXHIBIT 1

CERTIFICATION OF MEMBER

As of the 21th day of November 2022 the undersigned hereby agrees, acknowledges and certifies acceptance of this operating agreement:

Sofiene SALEM, 100%
AV YASSER ARAFET RESIDENCE INSAF 2 ETAGE B A21‹ Sousse 4054, Sousse, Sousse, TN 4054
Signature:



EXHIBIT 2

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE II, each Member's initial contribution to the Company capital is stated to be:

$1000. The description and each individual portion of this initial contribution are as follows:
Cash **$1000**
SIGNED AND AGREED this **25Th day of November 2022**
Signature:
Sofiene SALEM
Member, 100%